Exhibit 99.1

Chagee Announces Second Quarter 2025 Unaudited Financial Results

SHANGHAI, August 29, 2025 (GLOBE NEWSWIRE) -- Chagee Holdings Limited (NASDAQ: CHA) (“Chagee” or the “Company”), a leading premium tea drinks brand serving healthy and delicious freshly-made tea drinks, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Operational Highlights1

•	As of June 30, 2025, there were 7,038 teahouses within the Company’s teahouse network in Greater China and overseas, representing a 40.9% increase in the number of teahouses as of June 30, 2024.

•	Total GMV generated in the second quarter of 2025 was RMB8,103.1 million, representing a 15.5% increase from the same quarter of 2024, driven by teahouse network expansion in both Greater China and overseas.

•	Average monthly GMV per teahouse in Greater China was RMB404,352 in the second quarter of 2025.

•	Chagee’s Mobile Mini Program amassed a total of 206.9 million registered members as of June 30, 2025, representing a 42.7% increase in the number of registered members as of June 30, 2024.

Second Quarter 2025 Financial Highlights

•	Net revenues increased by 10.2% to RMB3,331.9 million (US$465.1 million) from RMB3,023.3 million in the same quarter of 2024.

•	Operating income in the second quarter of 2025 was RMB107.6 million (US$15.0 million), representing an operating margin of 3.2%, compared to RMB743.9 million, or an operating margin of 24.6%, in the same quarter of 2024.

•	GAAP net income decreased by 87.7% to RMB77.2 million (US$10.8 million) from RMB628.7 million in the same quarter of 2024.

•	Non-GAAP net income, which adjusts for share-based compensation expenses in the amount of RMB552.5 million, was RMB629.8 million (US$87.9 million), representing a 0.1% year-over-year increase. The significant amount of share-based compensation expenses recognized in the second quarter of 2025 were related to the vesting of share-based awards with performance condition related to the IPO.

1 Please refer to the section “Key Definitions” for detailed definitions on certain terms used.

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Second Quarter 2025 Financial Results

Total net revenues increased by 10.2% to RMB3,331.9 million (US$465.1 million) from RMB3,023.3 million in the same quarter of 2024.

•	Net revenues from franchised teahouses in the second quarter of 2025 were RMB3,020.7 million (US$421.7 million), representing an increase of 6.1% from RMB2,847.8 million in the same quarter of 2024. The increase was mainly attributable to the expansion of the Company’s franchised teahouse footprint. Net revenues from franchised teahouses represented 90.7% of the Company’s total net revenues for the second quarter of 2025. Geographically, the increase was mainly attributable to the increase in the domestic market and, to a lesser extent, to the Company’s overseas expansion.

•	Net revenues from company-owned teahouses in the second quarter of 2025 were RMB311.2 million (US$43.4 million), representing an increase of 77.3% from RMB175.5 million in the same quarter of 2024. The increase was primarily driven by the expansion of company-owned teahouse network. Net revenues from company-owned teahouses represented 9.3% of the Company’s total net revenues for the second quarter of 2025.

Total operating expenses increased by 41.5% to RMB3,224.3 million (US$450.1 million) from RMB2,279.4 million in the same quarter of 2024.

•	Cost of materials, storage and logistics was RMB1,536.8 million (US$214.5 million), representing a decrease of 1.5% from RMB1,560.8 million in the same quarter of 2024. The decrease was mainly driven by lower equipment costs due to fewer new store openings and improved procurement cost controls through better supplier negotiations, partially offset by higher logistics expenses from the expanding teahouse network density.

•	Company-owned teahouse operating costs were RMB184.1 million (US$25.7 million), representing an increase of 72.8% from RMB106.5 million in the same quarter of 2024. The increase mainly resulted from an increase of 121 company-owned teahouses, which drove the increase in payroll, store rental, utilities, and other store operating expenses.

•	Other operating costs were RMB173.7 million (US$24.3 million), representing an increase of 36.2% from RMB127.5 million in the same quarter of 2024. This was mainly due to (i) an increase of RMB41.9 million in payroll expenses (excluding share-based compensation expenses), which was attributable to the personnel expansion enabling the Company to scale its franchised teahouse operations and accelerate overseas market penetration, and (ii) an increase of RMB15.8 million in share-based compensation expenses. Other operating costs as a percentage of total net revenues were 5.2%, compared to 4.2% in the same quarter of 2024.

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•	Sales and marketing expenses were RMB385.0 million (US$53.8 million), representing an increase of 54.6% from RMB249.0 million in the same quarter of 2024. The increase was mainly driven by increases of (i) RMB58.1 million in payroll (excluding share-based compensation expenses), utilities, office expenses, and travel expenses due to the expansion of the Company’s sales and marketing team; (ii) RMB43.6 million in advertising expenses associated with branding activities, new product launches, IP collaborations and related marketing campaigns; and (iii) RMB31.1 million in share-based compensation expenses. Sales and marketing expenses as a percentage of total net revenues were 11.6%, compared to 8.2% in the same quarter of 2024.

•	General and administrative expenses were RMB944.6 million (US$131.9 million), representing an increase of 301.1% from RMB235.5 million in the same quarter of 2024. The increase was primarily driven by increases of (i) RMB505.4 million in share-based compensation expenses for administration and research staffs; (ii) RMB112.6 million in rental, utilities, office, travel, and professional service expenses for administration, which was primarily related to the Company’s business expansion; and (iii) RMB52.6 million in payroll expenses (excluding share-based compensation expenses) due to the staff augmentation of administrative personnel to align with the Company’s expanded operational footprint and global market outreach. General and administrative expenses as a percentage of total net revenues were 28.3%, compared to 7.8% in the same quarter of 2024.

Net income was RMB77.2 million (US$10.8 million) in the second quarter of 2025, representing a net income margin of 2.3%, compared to RMB628.7 million, or a net income margin of 20.8%, in the same quarter of 2024.

Non-GAAP net income was RMB629.8 million (US$87.9 million) in the second quarter of 2025, representing a non-GAAP net income margin of 18.9%, compared to RMB629.0 million, or a non-GAAP net income margin of 20.8%, in the same quarter of 2024.

Basic net income per ordinary share was RMB0.36 (US$0.05) in the second quarter of 2025, compared to RMB3.55 in the same quarter of 2024. Diluted net income per ordinary share was RMB0.35 (US$0.05) in the second quarter of 2025, compared to RMB3.55 in the same quarter of 2024.

Non-GAAP basic net income per ordinary share was RMB3.35 (US$0.47) in the second quarter of 2025, compared to RMB3.55 in the same quarter of 2024. Non-GAAP diluted net income per ordinary share was RMB3.30 (US$0.46) in the second quarter of 2025, compared to RMB3.55 in the same quarter of 2024.

Cash and cash equivalents, restricted cash, and time deposits were RMB8,886.8 million (US$1,240.5 million) as of June 30, 2025, compared to RMB4,868.7 million as of December 31, 2024.

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Key Operating Data

	For the three months ended or as of
	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025
Total teahouses	4,996	5,828	6,440	6,681	7,038
Franchised teahouses	4,878	5,676	6,271	6,490	6,799
Greater China market	4,783	5,566	6,145	6,362	6,666
Overseas markets	95	110	126	128	133
Company-owned teahouses	118	152	169	191	239
Greater China market	98	126	139	150	164
Overseas markets	20	26	30	41	75
Total GMV (RMB in million)	7,016.7	8,301.4	8,177.2	8,226.8	8,103.1
Greater China market	6,884.1	8,130.1	7,975.7	8,048.4	7,867.9
Overseas markets	132.6	171.3	201.5	178.4	235.2
Average monthly GMV per teahouse in Greater China (RMB)	537,954	527,956	455,996	431,973	404,352
Same store GMV growth	38.0%	1.5%	(18.4)%	(18.9)%	(23.0)%
Greater China market	37.3%	0.4%	(19.3)%	(19.1)%	(23.1)%
Overseas markets	60.0%	57.6%	29.2%	(8.4)%	(18.1)%
Cumulative registered members (in million)	145.0	162.4	177.3	192.4	206.9
Active members for the period (in million)	44.1	44.7	42.5	44.9	38.6

North America Leadership Update

During the second quarter, the Company strengthened its North American expansion capabilities through key executive appointments to its leadership team, Emily Chang joined as Chief Commercial Officer for North America. Chang brings deep cross-sector experience in food and beverage, tech retail, and advertising. Most recently, she served as Chief Executive Officer, West at VML, a global creative and tech agency. Prior to that, she served in several roles including CEO, China for McCann Worldgroup (NYSE: IPG); Chief Marketing Officer for Starbucks China (NASDAQ: SBUX); and Chief Commercial Officer for InterContinental Hotels Group (NYSE: IHG).

Additionally, Aaron Harris was appointed Chief Development Officer for North America, leveraging his proven track record in rapid market expansion. Harris comes to Chagee from Dutch Bros Coffee (NYSE: BROS), where he served as Senior Vice President of Development. Prior to Dutch Bros, Harris was Vice President of Development for Popeye's Louisiana Kitchen, Inc. (NYSE: QSR) and owner/operator of AH Consultants, Inc., which served clients across sectors including Jack in the Box and the Los Angeles Dodgers.

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These strategic hires position Chagee to accelerate its entry into the North American market, combining deep local market expertise with proven experience in scaling premium beverage and hospitality brands across diverse consumer segments.

Key Definitions

•	GMV (gross merchandise value) refers to gross merchandise value, a key operating metric that the Company’s management uses to measure and evaluate teahouses’ sales performance, which represents the sales value of product(s) in consumer orders (excluding unfulfilled, canceled or returned consumer orders, and including relevant value-added taxes) before discounts, if any, are applied, including shipping charges paid by consumers for orders placed on its mobile mini program, but excluding those charges paid by consumers for orders placed on other third-party online delivery platforms.

•	Average monthly GMV per teahouse in Greater China is calculated by dividing (i) the sum of GMV generated by the monthly fully operational teahouses in Greater China in each calendar month during the specific period by (ii) the sum of the total number of the monthly fully operational teahouses in Greater China in each calendar month during the corresponding period.

•	Same store GMV growth refers to the growth rate of GMV generated by same stores in Greater China and/or overseas during that specific period compared to GMV generated by these same stores during the corresponding period in the preceding year. Same stores are defined to be teahouses that (i) have been in operation for at least 13 months, and (ii) without material operational changes in both comparison periods.

•	Registered members refer to member accounts registered with our mobile mini program.

•	Active members refer to registered members who placed an order for the Company’s products at least once in a given period.

•	Non-GAAP net income. Calculated by net income excluding share-based compensation expenses.

•	Non-GAAP basic and diluted net income per share. Calculated as non-GAAP net income attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

Conference Call

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on Friday, August 29, 2025 (or 8:00 P.M. Hong Kong Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Chagee Holdings Limited Second Quarter 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BIaf2eb788e6984273a03e3b931485accb

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All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.chagee.com.

About Chagee

Chagee is a leading premium tea drinks brand, serving healthy and delicious freshly-made tea drinks. Founded in 2017, Chagee has transformed traditional tea culture into a modern lifestyle experience, leveraging cutting-edge technology and innovative branding. With its commitment to quality, innovation, and cultural connection, Chagee continues to reshape the global tea industry.

Use of Non-GAAP Financial Measures

The Company considers non-GAAP net income, a non-GAAP financial measure, as a supplemental measure to review and assess the operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of the operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using this non-GAAP financial measure is that it does not reflect all items of income and expense that affect the operations. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling this non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the performance. The Company encourages you to review the financial information in its entirety and not rely on a single financial measure.

The Company’s non-GAAP financial measure reflects adjustments for share-based compensation expense. The Company believes that the exclusion of share-based compensation expense is appropriate because it eliminates the impact of non-cash expenses that are based upon valuation methodologies and assumptions that vary over time, and the amount of the expense can vary significantly between companies due to factors that are unrelated to their core operating performance and that can be outside of their control. Although the Company excludes share-based compensation expense from the non-GAAP measure, equity compensation has been, and will continue to be, an important part of future compensation strategy and a significant component of future expenses and may increase in future periods.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2025.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Chagee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Chagee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chagee’s growth strategies; its future business development, results of operations and financial condition; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s freshly-made tea drinks industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s freshly-made tea drinks industry or China’s food and beverage sector in general; governmental policies and regulations relating to Chagee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Chagee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chagee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Contact

Investor Relations

Robin Yang, Partner
ICR, LLC

Email: Chagee.IR@icrinc.com
Phone: +1 (212) 537-5825

Media Relations

Brad Burgess, SVP

ICR, LLC

Email: Chagee.PR@icrinc.com

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CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Assets
Current Assets
Cash and cash equivalents	4,754,783	8,600,190	1,200,540
Restricted cash	13,898	27,601	3,853
Time deposits	100,000	259,000	36,155
Accounts receivable, net	121,967	160,239	22,369
Inventories	132,069	147,472	20,586
Prepayments and other current assets, net	315,404	325,172	45,392
Amounts due from related parties	1,547	3,645	509
Total current assets	5,439,668	9,523,319	1,329,404

Non-current assets
Long-term investments	2,403	2,820	394
Property and equipment, net	249,003	339,790	47,433
Deferred tax assets, net	253,210	262,162	36,596
Right-of-use assets, net	542,202	749,603	104,641
Goodwill	11,837	11,837	1,652
Intangible assets	8,440	10,535	1,471
Other non-current assets	89,343	167,022	23,315
Total non-current assets	1,156,438	1,543,769	215,502
Total Assets	6,596,106	11,067,088	1,544,906

Liabilities, mezzanine equity and shareholders' equity
Current liabilities
Accounts payable	597,091	533,668	74,497
Contract liabilities, current	265,341	234,298	32,707
Taxes payable	217,387	186,967	26,100
Operating lease liabilities, current	195,438	241,670	33,736
Accrued expenses and other liabilities	1,022,671	940,346	131,266
Total current liabilities	2,297,928	2,136,949	298,306

Non-current liabilities
Contract liabilities, non-current	257,305	226,690	31,645
Operating lease liabilities, non-current	352,618	507,772	70,882
Total non-current liabilities	609,923	734,462	102,527
Total liabilities	2,907,851	2,871,411	400,833

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CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Mezzanine equity	933,780	-	-
Shareholders' equity
Class A Ordinary shares	27	90	13
Class B Ordinary shares	49	49	7
Treasury stock	(210,082)	(210,082)	(29,326)
Additional paid-in capital	90,853	4,726,953	659,857
Statutory reserve	18,437	18,437	2,574
Retained earnings	2,752,024	3,480,341	485,837
Accumulated other comprehensive income/(loss)	2,597	(38,525)	(5,378)
Total shareholders' equity of the Company	2,653,905	7,977,263	1,113,584
Non-controlling interests	100,570	218,414	30,489
Total shareholders' equity	2,754,475	8,195,677	1,144,073
Total liabilities, mezzanine equity and shareholders' equity	6,596,106	11,067,088	1,544,906

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CHAGEE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net revenues from franchised teahouses	2,847,801	3,020,668	421,669	5,237,485	6,170,590	861,381
Net revenues from company-owned teahouses	175,536	311,213	43,444	292,423	554,002	77,336
Total net revenues	3,023,337	3,331,881	465,113	5,529,908	6,724,592	938,717

Cost of materials, storage and logistics*	(1,560,829)	(1,536,787)	(214,528)	(2,877,069)	(3,127,072)	(436,523)
Company-owned teahouse operating costs	(106,531)	(184,132)	(25,704)	(164,697)	(341,175)	(47,626)
Other operating costs	(127,529)	(173,723)	(24,251)	(223,538)	(346,181)	(48,325)
Sales and marketing expenses	(249,028)	(385,040)	(53,750)	(361,568)	(684,363)	(95,533)
General and administrative expenses	(235,497)	(944,585)	(131,859)	(453,170)	(1,297,411)	(181,112)
Total operating expenses	(2,279,414)	(3,224,267)	(450,092)	(4,080,042)	(5,796,202)	(809,119)
Income from operations	743,923	107,614	15,021	1,449,866	928,390	129,598
Financial income, net	7,979	50,830	7,096	17,196	66,524	9,286
Others, net	35,140	45,197	6,309	64,480	44,790	6,252
Income before income tax	787,042	203,641	28,426	1,531,542	1,039,704	145,136
Income tax expenses	(158,321)	(126,403)	(17,645)	(307,719)	(285,149)	(39,805)
Net income	628,721	77,238	10,781	1,223,823	754,555	105,331
Less: Net income attributable to non-controlling interests	(6,870)	(7,697)	(1,074)	(7,710)	(6,156)	(859)
Net income attributable to the Company	621,851	69,541	9,707	1,216,113	748,399	104,472
Accretion of convertible redeemable preferred shares to redemption value	(15,317)	(3,843)	(536)	(29,930)	(20,082)	(2,803)
Cumulative undeclared dividends on convertible redeemable preferred shares	(15,050)	(2,944)	(411)	(26,967)	(15,702)	(2,192)
Net income attributable to ordinary shareholders of the Company	591,484	62,754	8,760	1,159,216	712,615	99,477
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
- Basic	100,622,884	168,594,146	168,594,146	102,533,192	133,861,975	133,861,975
- Diluted	100,622,884	171,130,715	171,130,715	102,533,192	169,862,430	169,862,430
Net income per ordinary share
- Basic	3.55	0.36	0.05	6.87	4.12	0.58
- Diluted	3.55	0.35	0.05	6.87	3.25	0.45

* Cost of materials, storage and logistics was previously reported separately as (i) cost of materials and (ii) storage and logistics costs. It consists primarily of costs for materials and ingredients used for resale or production, as well as costs incurred for inventory storage and related logistics activities. This reclassification has been applied retrospectively.

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CHAGEE HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	987,032	611,127	85,310	1,510,505	971,159	135,570
Net cash used in investing activities	(62,493)	(116,825)	(16,308)	(106,330)	(309,304)	(43,178)
Net cash (used in)/provided by financing activities	(88,833)	3,036,205	423,838	(74,959)	3,238,377	452,059
Effect of exchange rate changes on cash and cash equivalents, restricted cash	1,952	(36,102)	(5,040)	2,769	(41,122)	(5,740)
Net increase in cash and cash equivalents and restricted cash	837,658	3,494,405	487,800	1,331,985	3,859,110	538,711
Cash and cash equivalents, restricted cash at the beginning of the period	2,817,007	5,133,386	716,593	2,322,680	4,768,681	665,682
Cash and cash equivalents, restricted cash at the end of the period	3,654,665	8,627,791	1,204,393	3,654,665	8,627,791	1,204,393

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CHAGEE HOLDINGS LIMITED

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, all amounts in thousands, except for share, per share data or otherwise noted)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP net income
Net income	628,721	77,238	10,781	1,223,823	754,555	105,331
Adjusted for: Share-based compensation expenses*	243	552,529	77,130	603	552,529	77,130
Non-GAAP net income	628,964	629,767	87,911	1,224,426	1,307,084	182,461

B. Non-GAAP net income per ordinary share
Weighted average number of ordinary shares used in computing net income per share, basic and diluted:
- Basic	100,622,884	168,594,146	168,594,146	102,533,192	133,861,975	133,861,975
- Diluted	100,622,884	171,130,715	171,130,715	102,533,192	169,862,430	169,862,430

Non-GAAP net income per ordinary share:
- Basic	3.55	3.35	0.47	6.87	7.24	1.01
- Diluted	3.55	3.30	0.46	6.87	5.71	0.80

* The components of the Company’s share-based compensation expenses are as follows (all amounts in thousands):

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Other operating costs	(6)	(15,799)	(2,205)	(21)	(15,799)	(2,205)
Sales and marketing expenses	(10)	(31,131)	(4,346)	(25)	(31,131)	(4,346)
General and administrative expenses	(227)	(505,599)	(70,579)	(557)	(505,599)	(70,579)

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